Via Facsimile and U.S. Mail
Mail Stop 4720

September 23, 2009

Mr. John Hele
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

Re: ING Groep N.V.
       Form 20-F for Fiscal Year Ended December 31, 2008
       Filed March 19, 2009
       File No. 001-14642

Dear Mr. Hele:

        We have reviewed your July 14, 2009 response to our June 4, 2009 letter and have the following additional comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Part III Item 18 Financial Statements

Notes to the Consolidated Financial Statements

5. Loans and Advances to Customers

Loans and advances to customers by type - banking operations, page F-33

Refer to your response to Comment number four. Your schedule on page 6 of that response confirms that, while your "Total Impaired Loans and Potential Problem Loans" rose €5.2 billion in FY 2008, from €6.74 billion at 12/31/07 to €11.9 billion at 12/31/08 or 77%, your Loan Loss Provision was increased by only €610 million in FY 2008, from €2 billion at 12/31/07 to €2.6 billion at 12/31/08 or a 30.5% increase. The Loan Loss Provision as a percent of Total Loans and Advances was 0.4% at 12/31/08 and 0.35% at 12/31/07. We believe your disclosure regarding Higher Risk Loans could be improved. Please refer to the guidance we gave in August 2009 on Management's, Discussion and Analysis Disclosure Regarding Provisions and Allowances for Loan Losses, and revise your MD&A accordingly. This guidance may be found in a sample letter on our website. Here is the link: http://www.sec.gov/divisions/corpfin/guidance/loanlossesltr0809.htm

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant